Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2012 First Quarter Results
Achieves Record EBITDA
And Raises Full Year 2012 Revenue and EPS Guidance

WESTFORD, Mass., April 25, 2012 – Kadant Inc. (NYSE:KAI) reported its financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

- GAAP diluted earnings per share (EPS) from continuing operations was $0.61 in the first quarter of 2012, an increase of 30% over $0.47 in the first quarter of 2011.

- Revenues were $84 million in the quarter, increasing 17% over the first quarter of 2011.

- Gross profit margins were 45.6% in the first quarter of 2012, one of the highest levels in the Company's history, although lower than the record 47.6% achieved in the first quarter of 2011.

- Net income was $7.1 million in the first quarter of 2012, up 22% from the first quarter of 2011.

- EBITDA was a record $12.6 million in the first quarter of 2012, up 24% over the first quarter of 2011, and was 15.0% of revenues compared to 14.2% last year.

- Repurchases of common stock were $1.3 million in the first quarter of 2012.

Note: EBITDA is a non-GAAP measure that excludes certain items as detailed later in this press release under the heading "Use of Non-GAAP Financial Measures" and in the reconciliation tables below.

Management Commentary

"We are off to a great start in 2012," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS from continuing operations was $0.61 in the first quarter of 2012 and included $0.03 of expense associated with a facility consolidation that was not included in our guidance, which was $0.41 to $0.43. The increase over guidance was largely due to higher than expected gross profit margins in all our major product lines.

"Revenues in the first quarter of 2012 were $84 million, an increase of 17 percent over last year, and were at the high end of our guidance, which was $82 to $84 million. The revenue increase over last year was primarily the result of significant increases in our stock-preparation and water-management product lines, which increased 40 percent and 59 percent, respectively. The increase in our stock-preparation product line was entirely due to higher capital sales and was well distributed throughout our operations in North America, Europe, and China. Water-management revenues were also strong in North America and Europe and included $1.6 million from Kadant M-Clean, which we acquired in May 2011.

"EBITDA was a record $12.6 million in the first quarter of 2012, increasing 24 percent over the prior year's first quarter. Our operating cash flows from continuing operations, normally weak in the first quarter, were a negative $4 million due to a $14 million increase in working capital, much of which we expect will turn to cash later in the year. We ended the quarter with $43 million in cash and $12 million in debt, or a net cash position of $31 million, down $4 million from the net cash position at the end of 2011. We also purchased $1.3 million of our common stock in the quarter, representing 58,100 shares at an average purchase price of slightly over $22 per share.

"Bookings were $78 million in the first quarter of 2012, down 8 percent from the first quarter of 2011. This decline was due to a decrease in capital bookings particularly in our stock-preparation and fluid-handling product lines in China. Our parts and consumables bookings, however, were strong at $49 million, up 6 percent on a sequential basis."

First Quarter 2012

Kadant reported revenues from continuing operations of $84.1 million in the first quarter of 2012, an increase of $12.4 million, or 17 percent, compared with $71.7 million in the first quarter of 2011. Revenues for the first quarter of 2012 included a $1.6 million increase from an acquisition and a $0.9 million decrease from foreign currency translation compared to the first quarter of 2011. Operating income from continuing operations was $10.4 million in the first quarter of 2012, including $0.3 million in expense associated with a facility consolidation, compared to $8.3 million in the first quarter of 2011.

Net income from continuing operations was $7.1 million in the first quarter of 2012, or $0.61 per diluted share, compared to $5.8 million, or $0.47 per diluted share, in the first quarter of 2011. Net income from continuing operations in the first quarter of 2012 included a $0.3 million, or $0.03 per diluted share, after-tax expense associated with a facility consolidation.

Guidance

"For the second consecutive quarter our book to bill ratio was below 1.0, although we still ended the quarter with a healthy backlog position of $103 million and we have good visibility to several projects," Jonathan W. Painter continued. "Since the quarter ended, we have received over $13 million in orders and pending orders in a number of markets, including China. That said, and considering the higher than expected performance in the first quarter of 2012, we now expect for the full year to achieve GAAP diluted EPS from continuing operations of $2.10 to $2.20 on revenues of $335 to $345 million, revised from our previous guidance of $1.95 to $2.05 on revenues of $330 to $340 million. For the second quarter of 2012, we expect to achieve GAAP diluted EPS from continuing operations of $0.50 to $0.52 on revenues of $83 to $85 million."

Note: The Company will not recognize the pending orders described in this release as bookings until the down payments have been received.

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Thursday, April 26, 2012, at 11 a.m. eastern time to discuss its first quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 866-804-6926 within the U.S., or +1-857-350-1672 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until May 25, 2012.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the first quarter results on its Web site at www.kadant.com under the "Investors" tab.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation and earnings before interest, taxes, depreciation, and amortization (EBITDA).

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended	
	March 31, 2012	April 2, 2011
Revenues	$ 84,113	$ 71,680
Costs and Operating Expenses:		
Cost of revenues	45,741	37,587
Selling, general, and administrative expenses	26,143	24,473
Research and development expenses	1,532	1,312
Other expense (a)	307	-
	73,723	63,372
Operating Income	10,390	8,308
Interest Income	94	99
Interest Expense	(209)	(257)
Income from Continuing Operations Before Provision for Income Taxes	10,275	8,150
Provision for Income Taxes	3,138	2,273
Income from Continuing Operations	7,137	5,877
Loss from Discontinued Operation, Net of Tax	(61)	(4)
Net Income	7,076	5,873
Net Income Attributable to Noncontrolling Interest	(23)	(82)
Net Income Attributable to Kadant	$ 7,053	$ 5,791
Amounts Attributable to Kadant:		
Income from Continuing Operations	$ 7,114	$ 5,795
Loss from Discontinued Operation, Net of Tax	(61)	(4)
Net Income Attributable to Kadant	$ 7,053	$ 5,791
Earnings per Share from Continuing Operations Attributable to Kadant:		
Basic and Diluted	$ 0.61	$ 0.47
Earnings per Share Attributable to Kadant:		
Basic	$ 0.61	$ 0.47
Diluted	$ 0.60	$ 0.47
Weighted Average Shares:		
Basic	11,653	12,267
Diluted	11,729	12,408

Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
	March 31, 2012	April 2, 2011		
Stock-Preparation	$ 32,717	$ 23,323	$ 9,394	$ 9,443
Fluid-Handling	22,368	22,633	(265)	105
Doctoring	13,637	14,063	(426)	(178)
Water-Management	10,807	6,815	3,992	4,152
Other	621	700	(79)	(32)
Papermaking Systems Segment	80,150	67,534	12,616	13,490
Fiber-based Products	3,963	4,146	(183)	(183)
	$ 84,113	$ 71,680	$ 12,433	$ 13,307

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Sequential Revenues by Product Line		Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		March 31, 2012		Dec. 31, 2011				
Stock-Preparation	$	32,717	$	43,240	$	(10,523)	$	(10,327)
Fluid-Handling		22,368		28,204		(5,836)		(5,723)
Doctoring		13,637		13,504		133		117
Water-Management		10,807		9,202		1,605		1,580
Other		621		677		(56)		(86)
Papermaking Systems Segment		80,150		94,827		(14,677)		(14,439)
Fiber-based Products		3,963		2,138		1,825		1,825
	$	84,113	$	96,965	$	(12,852)	$	(12,614)

Revenues by Geography (d)		Three Months Ended				Increase		Increase Excluding Effect of Currency Translation (b,c)
		March 31, 2012		April 2, 2011				
North America	$	39,699	$	38,168	$	1,531	$	1,720
Europe		19,040		14,038		5,002		5,581
China		11,893		8,856		3,037		2,637
South America		5,794		4,702		1,092		1,370
Other		7,687		5,916		1,771		1,999
	$	84,113	$	71,680	$	12,433	$	13,307

Sequential Revenues by Geography (d)		Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		March 31, 2012		Dec. 31, 2011				
North America	$	39,699	$	39,422	$	277	$	105
Europe		19,040		28,975		(9,935)		(9,635)
China		11,893		18,835		(6,942)		(7,023)
South America		5,794		4,901		893		950
Other		7,687		4,832		2,855		2,989
	$	84,113	$	96,965	$	(12,852)	$	(12,614)

Business Segment Information		Three Months Ended		
		March 31, 2012		April 2, 2011
Gross Profit Margin:				
Papermaking Systems		45.1%		47.4%
Fiber-based Products		56.3%		50.8%
		45.6%		47.6%
Operating Income:				
Papermaking Systems	$	12,104	$	10,697
Corporate and Fiber-based Products		(1,714)		(2,389)
	$	10,390	$	8,308
Bookings from Continuing Operations:				
Papermaking Systems	$	74,218	$	80,268
Fiber-based Products		3,376		4,031
	$	77,594	$	84,299
Capital Expenditures from Continuing Operations:				
Papermaking Systems	$	258	$	1,164

Cash Flow and Other Data from Continuing Operations		Three Months Ended		
		March 31, 2012		April 2, 2011
Cash (Used In) Provided by Operations	$	(4,026)	$	367
Depreciation and Amortization Expense		2,243		1,865

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Balance Sheet Data	March 31, 2012	Dec. 31, 2011
Assets		
Cash and Cash Equivalents	$ 42,624	$ 46,950
Restricted Cash	429	700
Accounts Receivable, net	59,947	59,492
Inventories	51,931	50,527
Unbilled Contract Costs and Fees	8,517	3,244
Other Current Assets	13,764	13,378
Property, Plant and Equipment, net	39,208	40,095
Intangible Assets	28,644	29,053
Goodwill	107,639	105,959
Other Assets	9,270	9,000
	$ 361,973	$ 358,398
Liabilities and Shareholders' Investment		
Accounts Payable	$ 28,766	$ 28,624
Short- and Long-term Debt	12,125	12,250
Other Liabilities	87,170	93,894
Total Liabilities	$ 128,061	$ 134,768
Shareholders' Investment	$ 233,912	$ 223,630
	$ 361,973	$ 358,398

	Three Months Ended	
EBITDA Reconciliation	March 31, 2012	April 2, 2011
Consolidated		
Net Income Attributable to Kadant	$ 7,053	$ 5,791
Net Income Attributable to Noncontrolling Interest	23	82
Loss from Discontinued Operation, Net of Tax	61	4
Provision for Income Taxes	3,138	2,273
Interest Expense, net	115	158
Operating Income	10,390	8,308
Depreciation and Amortization	2,243	1,865
EBITDA (c)	$ 12,633	$ 10,173
Papermaking Systems		
Operating Income	$ 12,104	$ 10,697
Depreciation and Amortization	2,124	1,744
EBITDA (c)	$ 14,228	$ 12,441
Corporate and Fiber-based Products		
Operating Loss	$ (1,714)	$ (2,389)
Depreciation and Amortization	119	121
EBITDA (c)	$ (1,595)	$ (2,268)

(a) Represents accelerated depreciation in the three-month period ended March 31, 2012 associated with the anticipated disposal of equipment in China related to a facility consolidation.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c) Represents a non-GAAP financial measure.

(d) Starting in the first quarter of 2012, geographic revenues are attributed to regions based on customer location. Prior period amounts have been recasted to conform to the current presentation.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation, fluid-handling, doctoring, and water-management equipment and systems are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our fluid-handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $335 million in 2011 and 1,700 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, economic and industry outlook, and pending orders. We will not recognize the pending orders described in this release as bookings until the down payments are received. The timing and receipt of down payments are subject to a number of uncertainties, and there can be no assurance that we will be able to record bookings or recognize revenues on the pending orders described in this release. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the year ended December 31, 2011. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; our ability to adjust operating costs and manufacturing sufficiently in China to meet demand; commodity and component price increases or shortages; international sales and operations; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; litigation costs related to our discontinued operation; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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